Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Cillian M. Lynch
(202) 419-8416
clynch@stradley.com

January 24, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Alison White, Esquire
	Re:	GuideStone Funds
File Nos. 333-53432, 811-10263

Dear Ms. White:

On behalf of GuideStone Funds (the “Registrant”) below you will find the Registrant’s responses to the comments conveyed by you on December 1, 2022, with regard to Post-Effective Amendment No. 91 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 10, 2022, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act (the “485(b) Filing").  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission

general comments

1) Comment:  Please disclose how each Fund intends to measure and monitor whether it is achieving its ESG-related impacts, and over what time periods.  The disclosure should include the specific metrics or key performance indicators that each Fund will use to assure that each investment aligns with its impact investing mandate.  Please also consider walking us through an example in correspondence, to help us to better understand the process.

Response:  Registrant respectfully declines to revise its disclosure as Form N-1A does not contain a requirement to disclose how a Fund intends to measure and monitor whether it is achieving its ESG-related impacts.  Registrant is aware that the SEC has recently proposed amendments to form N-1A requiring disclosure of information about a Fund’s implementation of ESG factors in its principal investment strategies.  If such amendments are adopted as proposed, or if the SEC otherwise releases a publicly available position specifically requiring ESG-related disclosure, Registrant will amend its disclosure accordingly.

2) Comment:  Please disclose whether and where the Funds will disclose their progress on achieving their stated impacts.  If the Funds will not publicly disclose this information, explain to us why that is appropriate.

Response:  Registrant directs the Staff to its response to Comment 1 above.

3) Comment:  Each Fund’s name includes the word “impact”.  We believe this word suggests a type of investment and, therefore, each Fund should include an 80% names rule policy that covers the term.

Response:  Registrant respectfully disagrees that the word “impact” suggests a type of investment that requires an 80% names rule policy to cover the term.  Rule 35d-1 under the 1940 Act (the “Names Rule”) requires that an “investment company with a name that suggests that the company focuses its investments in a particular type of investment (e.g., the ABC Stock Fund or XYZ Bond Fund) or in investments in a particular industry . . . invest at least 80% of its assets in the type of investment suggested by the name.”  Unlike the terms “stocks” and “bonds”, the term “impact” does not refer to a particular type of investment, and further, it does not connote investments in any given industry.  Rather, Registrant submits that the term “impact” is similar to terms such as “growth” and “value” that the SEC has stated connote types of investment strategies as opposed to types of investments.  Registrant is aware that the SEC has recently proposed amendments to the Names Rule.  If such amendments are adopted as proposed, or the SEC otherwise releases a publicly available position clarifying how terms such as “impact” are to be treated for purposes of a fund’s 80% policy, Registrant will amend its disclosure accordingly.

U.S. Securities and Exchange Commission

4) Comment:  Please explain in the filing how each Fund will apply its impact investing criteria to: (1) municipal bonds; (2) obligations issued or guaranteed by the U.S. government, its agencies and instrumentalities; and (3) obligations issued or guaranteed by foreign governments.  With regard to the third category, it is unclear how securities issued by foreign governments can meet the Fund's impact criteria.

Response:  Registrant has added the following as the fourth bullet point under each Fund’s “Principal Investment Strategies” section:

When selecting investments, the Adviser and/or Sub-Adviser may consider whether investments promote impact goals, including, but not limited to, decent work and economic growth, good health and well-being, quality education, reduced inequalities, affordable and clean energy and responsible consumption and production.

Registrant also directs the Staff to its response to Comment 19.

prospectus

5) Comment:  Please disclose in the prospectus how the Funds will approach relevant ESG proxy issues for their portfolio companies.  Alternatively, explain in correspondence why you believe that such disclosure is not required.

Response:  Registrant respectfully declines to add additional disclosure as it believes its current disclosure is satisfactory and consistent with the requirements of Form N-1A.  Registrant notes that it has included its proxy voting policies and procedures the Funds use to determine how to vote proxies relating to portfolio securities consistent with Item 17(f) of Form N-1A.  Consistent with its fiduciary duty to the Funds, Registrant has delegated its proxy voting duties to the sub-advisers (each, a “Sub-Adviser”) of each Fund, whose proxy voting policies are also included or otherwise described in the Statement of Additional Information (“SAI”).  Each Sub-Adviser may consider ESG proxy issues for the Funds’ portfolio companies as a consideration in any vote, consistent with their own fiduciary duties to the Funds.

6) Comment:  Please confirm the fee waiver disclosed in the “Annual Fund Operating Expenses” table is reflected in the “Expense Example” table for each Fund only for the period it is in place.

Response:  Registrant confirms the fee waiver disclosed in the “Annual Fund Operating Expenses” table is reflected in the “Expense Example” table for each Fund only for the period it is in place.

7) Comment:  Please show the shareholder servicing fees in the “Annual Fund Operating Expenses” tables for Investor Class shares of each Fund as a separate line item pursuant to Instruction 3(b) to Item 3 of Form N-1A.

U.S. Securities and Exchange Commission

Response:  Instruction 3(b) to Item 3 of Form N-1A states “Under an appropriate caption or a subcaption of “Other Expenses,” disclose the amount of any distribution or similar expenses deducted from the Fund’s assets other than pursuant to a rule 12b-1 plan” (emphasis added).  Instruction 3(c) to Item 3 of Form N-1A further provides that ‘“Other Expenses” include all expenses not otherwise disclosed in the table that are deducted from the Fund’s assets or charged to all shareholder accounts.”  As disclosed in the prospectus and SAI under the heading “Shareholder Servicing Arrangements”, the Funds’ Service Plan authorizes the Investor Class to pay shareholder “service” fees.  The SAI, as revised for the 485(b) filing, further states:

Service activities include, but are not limited to, such services as answering shareholder inquiries; establishing and maintaining shareholder accounts; providing account statements and documents; delivering reports and other communication from a Fund, as may be required by applicable law and regulation; aggregating and processing purchase and redemption orders; processing dividend payments; monitoring shareholder compliance with applicable frequent trading policy; cooperating with the Trust to facilitate implementation of its anti-money laundering program; and providing such other related personal and/or elective services as the shareholder may request.

Conversely, activities undertaken by a distributor, as provided by Rule 12b-1(a)(2) under the 1940 Act, are those “primarily intended to result in the sale of shares … including … advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature[.]”  The “service” activities provided under the Service Plan are routine services related to the maintenance of shareholder accounts and are not “intended to result in the sale of shares” or otherwise “similar” to expenses arising from “distribution” activities, and therefore Registrant submits that Instruction 3(b) does not apply.  Registrant notes this position is consistent with the practices of various other mutual funds.  As such, respectfully declines to add a separate line item to the “Annual Fund Operating Expenses” tables as it believes including its shareholder servicing fees in the “Other Expenses” caption for each Fund is consistent with the requirements of Instructions 3(b)-(c) of Item 3 of Form N-1A.  Registrant notes the above discussion reflects disclosure updates that will be made in the 485(b) Filing to reflect amendments to the Service Plan which are not material to this response.

8) Comment:  Since the “other expenses” as disclosed in the “Annual Fund Operating Expenses” table are different for the two classes of each Fund, please briefly explain what would cause such difference (aside from shareholder servicing fees) and advise where in the prospectus such differences are disclosed.  In addition, please explain in correspondence how such differences are consistent with Rule 18f-3 under the 1940 Act.

Response:  Registrant notes that the primary item that causes “Other expenses” to vary among the Institutional Class and the Investor Class of the Fund is a 0.25% shareholder

U.S. Securities and Exchange Commission

servicing fee that is borne by the Investor Class of the Funds, as referenced by the Staff.  This is disclosed on page 46 of the prospectus and page 68 of the SAI under “Shareholder Servicing Arrangements.”  In addition, the transfer agency fees and expenses borne by the Investor Class are expected to be higher than those borne by the Institutional Class, especially due to the fact that the Institutional Class assets under management are expected to be more than the Investor Class assets under management for each Fund.

In addition, the Rule 18f-3 Plan approved by the Board of Trustees (the “Trustees”) of the Funds provides that the following types of expenses specific to each class shall be allocated to such class: (i) transfer agency costs; (ii) SEC and blue sky registration or qualification fees; (iii) printing and postage expenses related to printing and distributing materials such as shareholder reports, prospectuses and information statements to current shareholders of a particular class or to regulatory authorities with respect to such class; (iv) audit or accounting fees or expenses relating solely to such class; (v) the expenses of administrative personnel and services as required to support the shareholders of such class; (vi) litigation or other legal expenses relating solely to such class; (vii) Trustees’ fees and expenses incurred as a result of issues relating solely to such class; and (viii) other expenses subsequently identified and determined to be properly allocated to such class (provided that in no event shall these include advisory or custodial fees, tax return preparation fees or other expenses related to the management of the Funds’ assets).  On page 67 of the SAI, under “Shares of Beneficial Interest,” the Funds disclose that expenses allocated to a Class will be borne by such Class.  The Rule 18f-3 Plan will be filed as Exhibit (n) to Item 28 of the Registration Statement with the 485(b) Filing.

As required by Rule 18f-3(a)(1)(i) under the 1940 Act, each class has a different arrangement for shareholder services, and pays all of the expenses of that arrangement (i.e., the 0.25% shareholder servicing fee applicable to the Investor, and not the Institutional, Class).  Rule 18f-3(a)(1)(ii) permits each class to pay a different share of other expenses, not including advisory or custodial fees or other expenses related to the management of the company’s assets, if these expenses are actually incurred in a different amount by that class, or if the class receives services of a different kind or to a different degree than other classes.

9) Comment:  With respect to the disclosure under the “Principal Investment Strategies” section for each Fund, it is unclear how investments in nonprofit organizations provide financial returns; are these investments, or donations?  If they are investments, how are they evaluated?  If they are donations, how does the Adviser consider these investments from a fiduciary perspective?  Please provide some examples of investments in nonprofits the Registrant has made in the past for other impact funds, if any.

Response:  The Funds invest in corporate bonds issued by nonprofit organizations.  Registrant respectfully directs the Staff to its semi-annual report for the reporting period ended June 30, 2022, filed with the SEC on September 1, 2022, which discloses various investments in nonprofit organizations made by the Global Impact Fund.  “BlueHub Loan

U.S. Securities and Exchange Commission

Fund, Inc.” and “Preservation Of Affordable Housing, Inc.” are examples of two such issuers.

10) Comment:  Given the Funds may invest in the GuideStone Funds Money Market Fund, should there be a line in the “Annual Fund Operating Expenses” table of each Fund for acquired fund fees and expenses (“AFFE”)?  Please advise or revise.
Response:  Each Fund’s investments in the Guidestone Funds Money Market Fund is expected to be less than 0.01% of such Fund’s average daily net assets during its initial fiscal period and, accordingly, the amount of AFFE has been included in the “Other Expenses” line of the Fund’s “Annual Fund Operating Expenses” table as permitted by Instruction 3(f)(i) of Item 3 of Form N-1A.

11) Comment:  The Impact Bond Fund’s “Principal Investment Strategies” section provides, under the same bullet point, that the Fund invests primarily in “The U.S. government, its agencies and instrumentalities, banks and corporations.”  Please consider separating banks and corporations into their own bullet points.

Response:  Registrant has revised its disclosure consistent with the Staff’s instruction.

12) Comment:  In the preamble to the “Principal Risks” section for each Fund, please clarify whether “Impact Investing Risk” should be highlighted.  Please advise or revise.

Response:  Registrant has revised the first sentence of the preamble to the “Principal Risks” of each Fund to include “Impact Investing Risk”.

13) Comment:  The Impact Equity Fund discloses an 80% investment policy in equity securities, which may include “securities convertible into stock” (“Convertible Securities”).  Please note that Convertible Securities may only be counted as equity securities for purposes of the Fund’s 80% policy if they are “in the money” at the time of purchase.
Response:  Registrant confirms that Convertible Securities are only counted as equity securities for purposes of the Fund’s 80% policy if they are “in the money” at the time of purchase.

14) Comment:  The Impact Equity Fund’s “Principal Investment Strategies” section states “The Fund is diversified with respect to equity securities possessing attractive fundamental values and strong growth prospects.”  What data and analyses does the Adviser consider to determine that an investment has fundamental value and strong growth prospects?  Please disclose.

Response:  Registrant has revised its disclosure to add the following disclosure between the first and second sentences of the third bullet point under the “Principal Investment Strategies” section for the Impact Equity Fund:

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A “bottom-up” approach is generally employed in selecting investments for the Fund, including consideration of, among other factors, a company’s growth potential, competitive positioning, operational quality and strategy. Other factors may be considered, such as a company’s historic and projected return on capital, balance sheets and financial models.

15) Comment:  The Impact Equity Fund discloses an “Information Technology Sector Risk”.  Please add a corresponding investment strategy.

Response:  Registrant has revised its disclosure by adding the following as the tenth (as revised) bullet point under the “Principal Investment Strategies” section of the Impact Equity Fund:

The Fund may invest in equity securities of information technology companies and companies that rely heavily on technological advances.

Additionally, Registrant has added the following disclosure under the “Additional Information About Principal Strategies & Risks” section:

Information Technology Sector Risk: Companies operating within the information technology sector may be affected by worldwide technological developments, the success of their products and services (which may be outdated quickly), anticipated products or services that are delayed or cancelled and investor perception of the company and/or its products or services. These companies typically face intense competition and potentially rapid product obsolescence. They may also have limited product lines, markets, financial resources or personnel. Technology companies are also heavily dependent on intellectual property rights and may be adversely affected by loss or impairment of those rights. There can be no assurance these companies will be able to successfully protect their intellectual property to prevent the misappropriation of their technology, or that competitors will not develop technology that is substantially similar or superior to such companies’ technology. These companies typically engage in significant amounts of spending on research and development, and there is no guarantee that the products or services produced by these companies will be successful. Technology companies are also potential targets for cyberattacks, which can have a materially adverse impact on the performance of these companies. The customers and/or suppliers of technology companies may be concentrated in a particular country, region or industry. Any adverse event affecting one of these countries, regions or industries could have a negative impact on these companies.

16) Comment:  The “Faith-Based Investing” disclosure under the “Additional Information Regarding the Funds” section states that the Adviser “receives and analyzes information from multiple sources.”  Please include examples of such sources.

U.S. Securities and Exchange Commission

Response:  Registrant has revised the second sentence of the “Faith-Based Investing” disclosure as follows (new disclosure italicized):

The Adviser receives and analyzes information from multiple sources (including through various third-party screening platforms, news sources and feeds, the Bible and company websites and financial disclosures) relevant to the products and services of companies in a Fund's investment universe and utilizes this information to determine which companies should be prohibited for investment by it or a Sub-Adviser.

17) Comment:  The “Derivatives” disclosure under the “Additional Information About Principal Strategies & Risks” section references asset segregation to cover derivative transactions.  Please remove this disclosure consistent with Rule 18f-4 under the 1940 Act.

Response:  Registrant has removed the sixth paragraph under the “Derivatives” heading consistent with the Staff’s instruction.

18) Comment:  The “Derivatives” disclosure under the “Additional Information About Principal Strategies & Risks” section states the following:

The U.S. Securities and Exchange Commission (“SEC”) has adopted new regulation of mutual funds use of derivative instruments.  Ongoing changes to regulation of the derivatives markets and potential changes in the regulation of mutual funds using derivative instruments could limit a Fund’s ability to pursue its investment strategies.  New regulation of derivatives may make them more costly, may limit their availability or may otherwise adversely affect their value or performance.

Please remove the statement as the SEC does not agree with it.

Response: Registrant will remove the statement consistent with the Staff’s instruction.

19) Comment:  The “Impact Investing” disclosure under the “Additional Information About Principal Strategies & Risks” section states the following:

When selecting investments, the Adviser and applicable Sub-Adviser(s) may consider the proportion of a company's revenues or business activities that advance one or more of these impact themes, the extent to which a company's products or services address unmet needs and the extent to which the impact a company achieves over time can be quantified.

Please clarify what is meant by “the extent to which a company's products or services address unmet needs”.

U.S. Securities and Exchange Commission

Response:  Registrant has updated the referenced disclosure as follows (new disclosure italicized):

When selecting investments, the Adviser and/or a Sub-Adviser may consider the proportion of a company's revenues or business activities that advance one or more of these impact themes, the extent to which a company's products or services address unmet needs (e.g., the extent to which products and services promote decent work and economic growth, good health and well-being, quality education, reduced inequalities, affordable and clean energy and responsible consumption and production) and the extent to which the impact a company achieves over time can be quantified.

Additionally, Registrant has updated the second sentence under the “Impact Investing” disclosure to add “and government securities” following the language “and a Sub-Adviser’s investments in companies”.

statement of additional information

20) Comment:  There is a “LIBOR Rate Risk” disclosure under the “Description of Investments and Risks” section.  Please clarify whether there should be a corresponding prospectus risk for the Impact Bond Fund.  Please advise or revise.

Response:  Registrant respectfully declines to revise its disclosure as it believes the current disclosure is adequate and consistent with the requirements of Form N-1A.  Registrant notes that Item 16(b) of Form N-1A requires that a fund “[d]escribe any investment strategies, including a strategy to invest in a particular type of security, used by an investment adviser of the Fund in managing the Fund that are not principal strategies and the risks of those strategies” (emphasis added).  Conversely, Item 9(c) of Form N-1A requires the Fund to “[d]isclose the principal risks of investing in the Fund, including the risks to which the Fund’s particular portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, or total return.”  Registrant believes it does not have significant investments tied to LIBOR such that “LIBOR Rate Risk” would constitute a “principal risk” within the meaning of Item 9(c) of Form N-1A, and as such, the disclosure is appropriately made under Item 16 only.

Please do not hesitate to contact me at (202) 419-8416, or Joshua D. Borneman at (202) 507-5172, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/Cillian M. Lynch
Cillian M. Lynch, Esquire

cc:     Melanie Childers
          Matthew A. Wolfe, Esquire
          Joshua D. Borneman, Esquire